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                                                                    EXHIBIT 20.1


                                                   FOR MORE INFORMATION CONTACT:

                                                                    Bill Griffin
                                                         Chief Financial Officer
                                                                  (415) 893-7261



              INFERENCE CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN

     NOVATO, CALIFORNIA - NOVEMBER 26, 1996 - Inference Corporation (NASDAQ:
INFR), today announced that its Board of Directors has adopted a Shareholder Rights Plan designed to enable all Inference stockholders to realize the full value of their investment and to provide for fair and equal treatment in the event that an unsolicited attempt is made to acquire the Company. The adoption of the Plan is intended as a means to guard against potential uses of takeover tactics designed to gain control of the Company without paying all stockholders full and fair value. The distribution of the Rights is not in response to any proposal to acquire Inference.

     Under the Plan, stockholders will receive one Right to purchase one one-hundredth of a share of a new series of Preferred Stock for each outstanding share of Inference Common Stock held of record at the close of business on December 10, 1996. The Rights distribution will not be taxable to stockholders.

     The Rights, which will initially trade with the Common Stock, become exercisable to purchase one one-hundredth of a share of the new Preferred Stock, at $40.00 per Right, when someone acquires 20 percent or more of Inference's Common Stock or announces a tender offer which could result in such person owning 20 percent or more of the Common Stock. Each one one-hundredth of a share of the new Preferred Stock has terms designed to make it substantially the economic equivalent of one share of Common Stock. Prior to someone acquiring 20 percent, the Rights can be redeemed for $.001 each by action of the Board. Under certain circumstances, if someone acquires 20 percent or more of the Common Stock, the Rights permit the holders to purchase Inference Common Stock having a market value of twice the exercise price of the Rights, in lieu of the Preferred Stock. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquirer at a 50 percent discount. The Rights expire on November 25, 2006.
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INFERENCE CORPORATION

     Inference Corporation is a leading provider of software for strategic knowledge publishing, knowledge distribution and content management. The company also offers a complete line of consulting, support and educational services, as well as a line of pre-packaged knowledge. Based in Novato, Calif., Inference has licensed its products to over 500 customers -- reaching more than 500,000 end users in over 20 countries. For more information, contact Inference Corporation at 415 893-7200, send an e-mail to info@inference.com, or visit its World Wide Web page at www.inference.com.

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